UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Notice to the Market dated December 19, 2022 by Natura &Co Holding S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: December 19, 2022.

Item 1

Notice to the Market dated December 19, 2022 by Natura &Co Holding S.A.

NATURA &CO HOLDING S.A.
Publicly held company
CNPJ/ME No. 32.785.497/0001-97

NOTICE TO THE MARKET

Judicial Decision in Avon´s Litigation in the United States

Natura &Co Holding S.A. informs its shareholders and the market in general the following recent development in a litigation in the United States involving its controlled company, Avon Products, Inc. (“API”):

API was named in February 2022 as one of more than 30 co-defendants in a personal injury lawsuit filed in Los Angeles, California, captioned Chapman, et al. v. Avon Products, Inc., et al., No. 22STCV05968.

Among other things, plaintiffs Rita-Ann Chapman and her husband, Gary Chapman, alleged that, despite the fact that API has never used asbestos in its product formulas, certain talc-containing powder products API sold in the past in the U.S. were contaminated with asbestos during the talc formation and mining process. The complaint further alleged, among other things, that Mrs. Chapman’s use of the API’s talc-containing powder products sold in the past, over several decades beginning in the 1950s, contributed to her developing mesothelioma. API stopped selling all products in the U.S. in 2016.

Following a two-phase trial, the jury returned a verdict finding certain defendants at fault for Mrs. Chapman’s disease. The jury awarded plaintiffs a total of US$36 million in compensatory damages against API on December 14, 2022. It then awarded US$10.3 million in punitive damages against API on December 16, 2022. API’s products undergo rigorous safety evaluation for consumer use.

API believes it has strong grounds for seeking to overturn the verdict in this case and will immediately pursue all available post-trial motions and, if necessary, appeals. Among other potential bases for appeal, API believes that the court improperly excluded all API fact witnesses from testifying at trial and erred in denying the motions for mistrial.

São Paulo, December 19, 2022.

GUILHERME CASTELLAN

CFO and Investor Relations Officer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.